

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2007

Robert Castaigne
Chief Financial Officer
Total S.A.
2, Place de la Coupole
La Défense 6
92078 Paris La Défense Cedex, France

> **Re: Total S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 10, 2007**
> **File No. 1-10888**

Dear Mr. Castaigne:

We have reviewed your filing, and have the following engineering comment. We have limited our review of your filing to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Supplemental Oil and Gas Information, page S-1

Estimated Proved Reserves of Crude Oil and Natural Gas, page S-7

1. Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with <u>certainty</u> that there is <u>continuity of production</u> from the existing productive formation (emphasis added)." It appears the 2006 proved

Robert Castaigne
Total S.A.
July 26, 2007
Page 2

developed gas reserves attributed to your equity affiliates and non-consolidated companies – 1,331 billion cubic feet - comprise about 20% of the total proved gas reserves for the same entities – 6,473 billion cubic feet. Please explain/illustrate to us how these PUD reserves are compliant with the requirements of Rule 4-10(a)(4) of Regulation S-X. You may include engineering and geological exhibits in support such as maps, well logs, well tests etc.

Please direct these engineering items to:

Ronald M. Winfrey
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

Robert Castaigne
Total S.A.
July 26, 2007
Page 3

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director